Exhibit 99.1

Nuvini Appoints AI Industry Leader Phoebe Wang to Board of Directors

~ Strategic Addition Reinforces Nuvini’s Commitment to AI-driven Growth and Cloud Innovation across Emerging Markets ~

NEW YORK, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of profitable B2B SaaS businesses across Latin America and emerging markets, today announced the appointment of Phoebe Wang to its Board of Directors, effective as of November 14, 2025. Wang currently serves as an Investment Partner on the Corporate Development team at a leading artificial intelligence (“AI”) technology company and is an Advisor to Andrew Ng’s AI Fund.

Wang brings extensive experience and expertise across AI, venture partnerships, and enterprise technology through her various roles with multiple Fortune 10 companies, AI Fund, and multiple global AI advisory organizations. Additionally, she has invested in and advised companies advancing applied AI, machine learning, and automation technologies used across cloud and software platforms.

Ms. Wang’s appointment follows Nuvini’s recently announced partnership with Oracle, reinforcing the Company’s commitment to integrating advanced AI and cloud capabilities across its portfolio.

Pierre Schurmann, Chief Executive Officer of Nuvini, said, “Phoebe is one of the most connected AI and enterprise technology investors in the world and we are thrilled to have her join Nuvini’s board. Her experience at Top AI tech firms and AI Fund will be invaluable as we expand our use of AI and deepen our collaboration with Oracle to bring advanced data and automation capabilities to our software companies.”

Gustavo Usero, Chief Operating Officer of Nuvini, added, “Our goal is to scale profitability while deploying AI to enhance customer retention, operational efficiency, and cross-portfolio synergies. Phoebe’s background in enterprise AI, cloud strategy, and datacenter development aligns perfectly with our next phase of execution.”

Phoebe Wang commented, “Nuvini’s vision to build the leading SaaS platform across emerging markets through AI and cloud enablement is deeply compelling. I’m excited to support Pierre, Gustavo, and the team as they leverage AI to create operating scale and shareholder value.”

The addition of Wang to Nuvini’s Board strengthens the Company’s position to execute its AI-driven strategy and accelerate growth across its SaaS portfolio.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co
MZ North America
NVNI@mzgroup.us